UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-12091
001-32346

Millennium Chemicals Inc.

Millennium America Inc.

(Exact name of Issuer as specified in its charter)

Two Greenville Crossing, 4001 Kennett Pike, Suite 238, Greenville, Delaware 19807            713-652-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7% Senior Notes Due 2006, 9.25% Senior Notes Due 2008, 7.625% Senior Debentures Due 2026 and

4% Senior Convertible Debentures Due 2023

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                     66

Pursuant to the requirements of the Securities Exchange Act of 1934, Millennium Chemicals Inc. and Millennium America Inc. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	April 24, 2006	By:	/s/ Charles L. Hall
Charles L. Hall
Vice President and Controller of Millennium Chemicals Inc.

Date:	April 24, 2006	By:	/s/ Charles L. Hall
Charles L. Hall
Vice President and Controller of Millennium America Inc.